Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong

Queensland 4066 Australia

Telephone: + 61 7 3842 3333

Facsimile: + 61 7 3720 9624

www.progen-pharma.com

Progen Pharmaceuticals Ltd signs Muparfostat (PI-88)

non-binding Letter of Intent for

License and Collaboration with Medigen Biotech Corp.

Brisbane, Australia, 30th April 2010. The Directors of Progen Pharmaceuticals Ltd (ASX:PGL, NASDAQ:PGLA) are delighted to announce that they have signed a non-binding Letter of Intent for License and Collaboration with Medigen Biotech Corporation (Taipei, Taiwan).

The company announced recently that it had terminated its previous agreement with Global Transbiotech Inc and were looking for a partner that could complete product development and commercialisation of Muparfostat (PI-88) globally.

Muparfostat (PI-88) is a multi-targeted cancer therapeutic in late stage development which inhibits both angiogenesis (or tumour promoting) factors such as Vascular Endothelial Growth Factor (VEGF), Fibroblast Growth Factors (FGF) 1 and 2, and heparanase, an enzyme implicated in metastasis (tumour spread).

Medigen is one of the leading biotech companies in Taiwan, and has been devoted to drug development in the area of cancer therapeutics for over 10 years.

“The signing of this Letter of intent (LOI) with Progen for Muparfostat (PI-88) depicts Medigen’s strong intention to put the PI-88 Phase III trial back on track with commercialisation in the near future. Medigen looks forward to working with Progen diligently to make PI-88 a successful story in the treatment of liver cancer” said Stanley Chang, Chairman and Chief Executive Officer, Medigen Biotechnology Corp.

“Medigen is well positioned to take this important asset forward. The Medigen team have experience with the product as they were involved in both the development and Phase II clinical trials of Muparfostat (PI-88). They also have a strong track record and understanding of the Asian markets which represents the major markets for Muparfostat (PI-88) in liver cancer. They have also offered to enter into a licensing agreement on terms that are better than the previous agreement including improved milestones and royalties” said Sue MacLeman, Chief Executive Officer, Progen Pharmaceuticals Ltd.

The companies will now negotiate and execute a License and Collaboration Agreement based on the term sheet already discussed. It is expected that these negotiations will be completed within 60 days pending any regulatory approvals.

The transaction may require shareholder approval under ASX Listing rule 10.1 and ASX will be consulted on this. If this is the case a General Meeting of Shareholders will be called and a Notice of Meeting provided so that shareholders have the information they need in order to make an informed decision on how to vote on the business before the meeting.

Medigen is a substantial shareholder in Progen Pharmaceuticals (8.48%). However it is not a related party for the purpose of Chapter 2E of the Corporations Act so no shareholder approval is required under these provisions.

“We are delighted to be able to settle our differences after the well documented issues of 2009 and look forward to a positive productive relationship that will bring benefits to Progen shareholders not only from this deal but also other potential collaboration in Asia” said Stuart James, Chairman, Progen Pharmaceuticals Ltd.

ENDS

For more information:

Sue MacLeman

Chief Executive Officer

+61 7 3842 3333

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.